SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___to ___

Commission file number 000-24566-01

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MB Financial, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MB Financial, Inc. 800 West Madison Street Chicago, Illinois 60607

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

Required Information

The MB Financial, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of McGladrey LLP.

MB Financial, Inc.
401(k) Profit Sharing Plan

Financial Report
December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
MB Financial, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of MB Financial, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/McGladrey LLP
Indianapolis, Indiana
July 1, 2013

MB Financial, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
	2012	2011
Assets
Investments at fair value:
Shares of registered investment companies	$97,565,470	$81,306,034
Common/collective trust	16,679,600	14,589,145
MB Financial, Inc. common stock	6,544,931	5,880,753
	120,790,001	101,775,932
Receivables:
Employer contributions, net of forfeitures	6,808,037	6,092,898
Participants contributions	2,151	—
Notes receivable from participants	2,473,419	2,520,697
	9,283,607	8,613,595
Total assets	130,073,608	110,389,527
Liabilities	—	—
Net assets reflecting investments at fair value	130,073,608	110,389,527
Adjustment from fair value to contract value for interest in Common /
collective trust relating to fully benefit-responsive investment contracts (Note 2)	(839,692)	(675,570)
Net assets available for benefits	$129,233,916	$109,713,957

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Investment income:
Net appreciation in fair value of investments	$9,843,480
Dividends and interest	2,835,396
Net investment income	12,678,876

Interest income on notes receivable from participants	105,193

Contributions:
Participants	7,349,189
Employer	6,808,037
Rollovers	436,350
Other additions	5,281
Total contributions	14,598,857

Total additions	27,382,926

Deductions:
Benefits paid	7,823,374
Administrative expenses	36,337
Other deductions	3,256
Total deductions	7,862,967

Net increase	19,519,959

Net assets available for benefits:
Beginning of year	109,713,957
End of year	$129,233,916

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 1.	Plan Description

The following description of the MB Financial, Inc. 401(k) Profit Sharing Plan (the "Plan"), provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan covering all full-time and part-time employees of MB Financial, Inc. (the "Company").  Employees are eligible upon completion of three months of service and enter the Plan effective as of the first day of the month following meeting eligibility.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant accounts:

Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of (a) Plan earnings and (b) the Company's profit sharing contributions, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions:

The Company contributes to the Plan from current or accumulated profits.  In 2012, the Company contributed on behalf of each participant a matching contribution equal to 100% of each participant's deferral contribution up to the first 1% of the participant's eligible compensation and 50% of each participant's deferral contribution for the next 5% of the participant's eligible compensation, along with a profit sharing contribution of approximately 3.25% of eligible compensation in 2012.  Matching contributions are required by the Plan, while profit sharing contributions are discretionary.  Each participant may make tax deferred contributions up to 75% of his or her compensation, as defined in the Plan.  Participants may also make post-tax contributions as allowed by the Plan.  Participants may make rollover contributions to the Plan from prior employer plans.  Contributions are subject to certain limitations.

Vesting:

Participants are immediately vested in their contributions.  Vesting in the Company matching contributions plus actual earnings thereon, if any, occurs after two years of credited service.  Vesting in the Company’s profit sharing contribution portion of their accounts plus actual earnings thereon, if any, is based on years of service, as defined.  A participant is 100% vested in the Company's profit sharing contributions after six years of credited service.

Investment options:

Upon enrollment in the Plan, participants may direct their contributions, the Company's matching contributions, and the Company's profit sharing contributions in a variety of investment options as more fully described in the Plan's literature.  Participants may change their investment options at any time.

Notes receivable from participants:

Participants may borrow from their accounts, generally up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances.  Loan terms range from one to five years or up to 15 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant's account.  The interest rate is the Prime Rate as received by Vanguard from Reuters plus 1%.  The procedure for determining the loan interest rate is subject to change at the discretion of the Plan Administrator.  Interest rates on outstanding loans range from 4.25% to 9.25%.  Principal and interest payments are required to be paid not less than quarterly.

Payment of benefits:

Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments.  Upon termination, a participant may elect to receive a lump-sum amount or direct rollover into another plan equal to the vested value of his or her account or a split distribution between these two options or maintain the funds in the Plan.  Additionally, the Plan allows for hardship withdrawals under specific situations outlined in the Plan document.  In the case of a qualifying hardship withdrawal, the Administrator, at the election of the Participant, shall direct the trustee to distribute to any participant in any one plan year up to the lesser of 100% of the vested balance of any account of the participant, or the amount necessary to satisfy the immediate and heavy financial need of the participant or a beneficiary of the participant.

Benefits are recorded when paid.

Forfeitures:

Any forfeitures for the past twelve months shall be made available to reinstate previously forfeited account balances for former participants.  The remaining forfeitures, if any, shall be used to reduce the contribution of the Company in the year in which such forfeitures occur.  For the year ended December 31, 2012, Company contributions were reduced by approximately $267,000 from forfeited non-vested accounts.

Trustee and Recordkeeper:

The Plan custodian, recordkeeper and trustee is Vanguard Fiduciary Trust Company (Vanguard).

Note 2.	Significant Accounting Policies

Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

Investment contracts held by a defined-contribution plan are to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust.  As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common/collective trust as well as adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and those changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

New authoritative accounting guidance:

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements (as defined in Note 6 below). The Plan adopted this new authoritative guidance on January 1, 2012, and it did not have an impact on its financial statements.

In October 2012, the FASB issued Accounting Standard Update No. 2012-04, Technical Corrections and Improvements (ASU 2012-04). The amendments in this new authoritative guidance cover a wide range of Topics in the Accounting Standards Codification, including plan accounting. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will generally be effective for fiscal periods after January 1, 2013, except for amendments in this update where there was no transition guidance which were immediately effective upon issuance. The adoption of immediately effective amendments was not significant to these financial statements. The Plan is currently evaluating the impact the provisions of ASU 2012-04 will have on its financial statements.

Note 3.	Investments

The following represents the Plan's investments at December 31, 2012 and 2011.  Investments representing 5% or more of the Plan's net assets are separately stated.

	2012	2011
Shares of registered investment companies:
PIMCO Total Return Fund, Administrative Class	$11,298,091	$10,096,296
TRP Blue Chip Growth Fund	6,669,611	—
Vanguard Target Retirement 2025 Fund	7,509,272	6,024,781
Vanguard Target Retirement 2035 Fund	6,679,281	5,126,471	*
Vanguard Windsor II Fund Investor Shares	10,002,276	8,486,102
Other	55,406,939	51,572,384
Common/Collective trust:
Vanguard Retirement Savings Trust VIII	16,679,600	14,589,145
Common stock:
MB Financial, Inc.	6,544,931	5,880,753
	$120,790,001	$101,775,932
*Less than 5%.

The Plan's investments, including investments bought, sold, and held during the year ended December 31, 2012, appreciated in value as follows:

Shares of registered investment companies	$8,908,396
Common stock	935,084
$9,843,480

Note 4.	Related-Party Transactions

The Company provides certain administrative services to the Plan and is not reimbursed.  Certain other administrative expenses are paid by the Company.  These expenses are not material to the financial statements.

The Plan held 331,388 shares of MB Financial, Inc. common stock with a cost of $7,413,463 and a fair value of $6,544,931 at December 31, 2012.  The Plan purchased approximately 28,426 shares of MB Financial, Inc. common stock at a cost of $573,251 and sold approximately 40,941 shares for $843,930 during the year ended December 31, 2012.  The Plan held 343,903 shares of MB Financial, Inc. common stock with a cost of $7,703,928 and a fair value of $5,880,753 at December 31, 2011.

The Plan invests in certain registered investment companies and a common/collective trust managed by Vanguard.  Vanguard is the trustee and custodian of the Plan's assets and therefore these transactions qualify as party-in-interest transactions.

Note 5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts.

Note 6.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value as it relates to financial assets and liabilities and to nonfinancial assets and liabilities measured at fair value on a recurring basis.  That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs.  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Observable inputs such as quoted prices for identical assets or liabilities;

Level 2
Observable inputs such as (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active and do not require significant adjustment based on unobservable inputs; or (iii) valuations based on pricing models, discounted cash flow methodologies or similar techniques where significant inputs (e.g. interest rates, yield curves, etc.) are derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs, including valuations based on pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or input is unobservable.  Unobservable inputs are used to the extent that observable inputs are not available and reflect the Plan’s own assumptions about the assumptions the market participants would use in pricing the assets or liabilities.  Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered Investment Companies - Core Funds and Target Retirement Funds:  Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trust Funds: Valued based on information reported by the investment advisor using the audited financial statements of the common/collective trust at year end.

MB Financial, Inc. Common Stock:  Valued at the closing price reported on the NASDAQ Stock Market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Changes in Fair Value Levels:

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored.  Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2012, there were no transfers in or out of Levels 1, 2, or 3.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Shares of registered investment companies:
Core funds	$50,153,320	$—	$—	$50,153,320
Target retirement funds	47,412,150	—	—	47,412,150
Total shares of registered investment companies	97,565,470	—	—	97,565,470
Common/collective trust	—	16,679,600	—	16,679,600
MB Financial, Inc. common stock	6,544,931	—	—	6,544,931
Total	$104,110,401	$16,679,600	$—	$120,790,001

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Shares of registered investment companies:
Core funds	$42,129,864	$—	$—	$42,129,864
Target retirement funds	39,176,170	—	—	39,176,170
Total shares of registered investment companies	81,306,034	—	—	81,306,034
Common/collective trust	—	14,589,145	—	14,589,145
MB Financial, Inc. common stock	5,880,753	—	—	5,880,753
Total	$87,186,787	$14,589,145	$—	$101,775,932

The following table sets forth the fair value of investments in certain funds that calculate net asset value per share (or its equivalent):

	Fair Value as of 12/31/2012	Fair Value as of 12/31/2011	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Common/collective trust (1)	$16,679,600	$14,589,145	$—	12 months	12 months

(1)
This includes highly rated synthetic investment contracts, traditional investment contracts and cash investments.  Investments in this category can be redeemed immediately at the participant level and in 12 months at the Plan level, at the current net asset value per share based on the fair value of the underlying assets.  The fair value of investments in this category has been estimated using the net asset value per share of the investments.

Note 7.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 12, 2013, that the Plan is qualified and the trust established under the Plan is exempt under the appropriate sections of the Internal Revenue Code ("IRC").  The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.  The Plan has been amended subsequent to the most recent amendment indicated in the determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for  years prior to 2009.

Note 8.	Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500:

	2012	2011

Net assets available for benefits per the financial statements	$129,233,916	$109,713,957
Fair value adjustment of fully benefit-responsive contracts	839,692	675,570
Increase in investments related to reclass from notes receivable to investments	2,473,419	2,520,199
Decrease in receivables related to reclass from notes receivable to investments	(2,473,419)	(2,520,697)
Net assets available for benefits per the Form 5500	$130,073,608	$110,389,029

Changes in net assets available for benefits per the financial statements	$19,519,959
Investment income - fair value adjustment of fully benefit-responsive contracts	164,122
Increase in investment income related to reclass from notes receivable to investments	105,193
Decrease in interest income related to reclass from notes receivable to investments	(105,193)
Certain deemed distributions of participant loans - repayment	498
Changes in net assets available for benefits per the Form 5500	$19,684,579

MB Financial, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i - Assets (Held at End of Year)
December 31, 2012
EIN 36-4460265, PN 001
		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date,		(e)
	borrower, lessor	rate of interest, collateral,	(d)	Current
(a)	or similar party	par or maturity value	Cost	Value
	Invesco Mid Cap Core Equity Fund, Class I	Registered Investment Company	N/A	$920,998
	Davis New York Venture Fund, Inc. - Class A Shares	Registered Investment Company	N/A	1,963,691
	Lord Abbett Small-Cap Blend Fund – Class I	Registered Investment Company	N/A	2,359,802
	PIMCO Total Return Fund, Administrative Class	Registered Investment Company	N/A	11,298,091
	TRP Blue Chip Growth Fund	Registered Investment Company	N/A	6,669,611
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	N/A	6,122,170
*	Vanguard International Growth Fund Investor Shares	Registered Investment Company	N/A	5,722,253
*	Vanguard Mid-Cap Index Fund Investor Shares	Registered Investment Company	N/A	4,114,059
*	Vanguard Prime Money Market Fund	Registered Investment Company	N/A	179,531
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	N/A	2,265,072
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	N/A	5,571,865
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	N/A	5,755,798
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	N/A	7,509,272
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	N/A	6,078,468
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	N/A	6,679,281
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	N/A	3,350,054
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	N/A	3,981,930
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	N/A	3,323,273
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	N/A	203,126
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	N/A	408
*	Vanguard Target Retirement Income	Registered Investment Company	N/A	2,693,603
*	Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	N/A	800,838
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	N/A	10,002,276
*	Vanguard – Retirement Savings Trust VIII	Common/Collective Trust	N/A	16,679,600
*	MB Financial, Inc. Common Stock	Common Stock	N/A	6,544,931
*	Participant Loans	Interest Rates Range from
		4.25% to 9.25% Maturing
		through 11/05/2027	N/A	2,473,419
				$123,263,420
*	Party-in-interest.
N/A - Investments are participant directed; therefore, cost is not applicable.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

By: MB Financial, Inc., as Plan Administrator

Date:	July 1, 2013	/s/Jill E. York
Jill E. York
Vice President and Chief Financial Officer